UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963
(772) 617-4340

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of this Amendment

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on March 8, 2016, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 10, 2016, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 15, 2016, Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 18, 2016 and Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 21, 2016 (as so amended from time to time, the “Schedule 14D-9”), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price of $7.18 in cash (the “Offer Price”), which is equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration date of the Offer, which date for the determination of such price was March 18, 2016, net to the holders thereof, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time), copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 5.  Capitalized terms used in this Amendment No. 5 without definition shall have the meanings specified in the Schedule 14D-9.

i

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

Relationship with the Offerors and Certain of Their Affiliates

Merger Agreement

(1) The last paragraph on page 3 is hereby amended and restated in its entirety as follows:

“The Merger Agreement contains representations and warranties and covenants by the parties. The representations and warranties were made as of specific dates, may be subject to assumed knowledge by the parties of facts that are not included in the representations and warranties and may have been made for the purpose of allocating between the parties the risk that certain conditions will not exist. Also, the parties have the right to waive some or most of the covenants in the Merger Agreement.”

Item 4.  The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

Recommendation of the Special Committee and the Board

Recommendation of the Special Committee

(1) Clause (i) under the heading “Recommendation of the Special Committee” on page 7 is hereby amended and restated in its entirety as follows:

“(i)  determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair, advisable and in the best interests of the Company and the unaffiliated stockholders of the Company;”

(2) Clause (ii) under the heading “Recommendation of the Special Committee” on page 7 is hereby amended and restated in its entirety as follows:

“(ii) recommended that the Board determine that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company and the unaffiliated stockholders of the Company;”

(3) Clause (iv) under the heading “Recommendation of the Special Committee” on page 7 is hereby amended and restated in its entirety as follows:

“(iv) recommended that the Board, subject to the Merger Agreement, recommend that the unaffiliated stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer;”

(4) Clause (i) under the heading “Recommendation of the Board” on page 7 is hereby amended and restated in its entirety as follows:

“(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair, advisable and in the best interests of the Company and the unaffiliated stockholders of the Company;”

(5) Clause (iii) under the heading “Recommendation of the Board” on page 7 is hereby amended and restated in its entirety as follows:

“(iii) recommended that the unaffiliated stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.”

Reasons for the Special Committee’s Recommendation

(1) The following paragraph is inserted as the last paragraph on page 16:

“As stated above, the Board established the Special Committee, consisting of the sole member of the Board not employed by or otherwise affiliated with ARMOUR, ACM, or any of their respective subsidiaries, to consider the Offer and the Merger.  The Special Committee considered the terms of the Offer and the Merger and determined, as further set forth under “Item 4.  The Solicitation or Recommendation—Background and Reasons for the Special Committee’s and the Board’s Recommendation —Recommendation of the Special Committee,” to recommend that the Board approve the Offer and the Merger and recommend that the unaffiliated stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.  Other than the sole member of the Special Committee, all of the members of the Board are directors of ARMOUR and certain members of the Board are also officers of the Company and ARMOUR and employees of ACM.  The majority of the directors of the Company who are not employees of the Company (all of whom, other than the sole member of the Special Committee, are directors of ARMOUR) did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the Offer and the Merger.  Upon the recommendation of the Special Committee, the full Board, including a majority of the directors who are not employed by the Company, unanimously approved the Offer and Merger.  Despite that the structure of the Transactions dictates that the approval of at least a majority of the Company’s unaffiliated stockholders is not required, provided that the consummation of the Transactions is subject to the satisfaction of the Minimum Condition with respect to the Offer, and despite that an unaffiliated representative has not been retained to act solely on behalf of unaffiliated stockholders of the Company, the Company believes the factors described above in the bullet point captioned “Procedural Safeguards” are sufficient safeguards for the Company’s unaffiliated stockholders.  These procedures as well as the other material factors considered by the Special Committee described above form the basis for the Company’s belief as to the fairness of the Offer and Merger to the Company’s unaffiliated security holders.”

(2) The following paragraph is inserted as the eighth paragraph on page 17:

“The Special Committee, after considering the Company’s financial condition and prospects, as well as the unreceptive capital markets, and upon the advice of JMP, determined that the Company would either liquidate or enter into a business combination transaction and, accordingly, the Special Committee, following discussion with JMP, determined that an analysis of the Company’s value as a going concern would not be a relevant factor to consider in determining the fairness of the Transactions to unaffiliated stockholders of the Company. The Company has not purchased Shares during the past two years; and, accordingly, the Special Committee did not consider any such purchases. Other than with respect to the bid submitted by “Company X” (as described above under Background of the Offer and Merger), the Company and its affiliates are not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the Company”s securities that would enable the holder to exercise control of the Company.”

Opinion of the Special Committee’s Financial Advisor

(1) The following heading is hereby inserted before the first paragraph on page 19:

“Material Assumptions and Limitations”

(2) The first two paragraphs on page 20 are hereby amended and restated in their entireties as follows:

“JMP reviewed and analyzed two projections of the proceeds to be received by holders of the Shares in a possible liquidation of the Company’s assets.  The first liquidation projection was prepared by management of the Company using the Company Forecast, and the second liquidation projection was prepared by JMP using the Company Forecast, as adjusted by JMP.  JMP prepared the adjusted liquidation projection in order to apply estimated liquidation discounts for the Company’s agency and non-agency assets that JMP deemed appropriate and to increase the estimated liquidation expenses by an amount that JMP deemed appropriate.  The estimated liquidation discounts for agency securities and non-agency securities ranged from 0.05% to 0.20% and 1.00% to 2.00%, respectively. The liquidation expenses were increased from the Company’s projected expense of $1 million to an expense of $2 million based on JMP’s professional judgment of expenses in connection with a liquidation. In performing these adjustments, JMP reviewed and analyzed certain financial information, trading levels and dealer marks for the Company’s assets, contracts related to certain contractual obligations of the Company and such other information as JMP deemed relevant. JMP’s liquidation projection assumed that a liquidation would be orderly and not a forced liquidation completed under duress.

Based on the analyses summarized above, and JMP’s professional judgment, JMP determined an implied liquidation value per Share reference range for the Shares of $6.49 to $6.74, as compared to a $6.75 estimated liquidation value per share in the Company’s liquidation projection.”

(3) The third paragraph on page 20 is hereby amended and restated in its entirety as follows:

“JMP selected for review 22 merger and acquisition (“M&A”) transactions of U.S. specialty finance companies with transaction values ranging from $50 million to $1 billion, using publicly available information obtained from SNL Financial and SEC filings.  JMP considered these transactions sufficiently similar to the Transactions because, as non-bank specialty finance companies, the target companies operated in the same industry classification as the Company and the transaction sizes were similar to the Transactions contemplated by the Company.”

(4) The six paragraph on page 20 under the heading “Opinion of the Special Committee’s Financial Advisor” is hereby amended and restated in its entirety as follows:

“JMP reviewed and analyzed selected public companies in the residential mortgage REIT industry, whose operations and assets JMP believed, based on its experience with companies in this industry, to be relevant for purposes of this analysis.  Specifically, the comparable companies were those that were classified by JMP as Hybrid/Credit Mortgage REITs based upon the companies’ investments in assets similar to those of the Company, namely mortgage-backed securities and other mortgage-related assets that are not guaranteed by a government sponsored entity.  In performing these analyses, JMP reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for the Company.”

Certain Financial Information and Forecasts

(1) The Schedule 14D-9 is amended to insert a new section captioned “Certain Financial Information and Forecasts” as set forth below immediately after the seventh full paragraph on page 22:

“Certain Financial Information and Forecasts

The Company does not as a matter of course make public projections as to its future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections.  However, the Company’s management prepared and provided the Company Forecast to the Special Committee and JMP for use in connection with evaluating, on a prospective basis, the proceeds to be received by holders of the Shares in a possible liquidation of the Company’s assets.  The Company Forecast is summarized in the table below.

The Company Forecast is not audited and was not prepared with a view toward public disclosure and does not necessarily comply with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, generally accepted accounting principles (“GAAP”), or the rules and guidance of the SEC regarding the use of projections and the use of non-GAAP financial measures.  The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the Company Forecast and does not express an opinion or any form of assurance related thereto.

The Company Forecast was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company.  In addition, because the Company Forecast reflects subjective judgment in many respects, it is susceptible to multiple interpretations and frequent revisions based on actual experience and business developments.  The assumptions upon which the Company Forecast was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.  Some or all of the assumptions that have been made in connection with the preparation of the Company Forecast may have changed since the date the Company Forecast was prepared.

The Company Forecast constitutes forward-looking information and is subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the factors described in the section entitled “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2015 and in the Company’s other filings with the SEC.  The Company Forecast does not take into account any circumstances or events occurring after the date it was prepared, including the Offer and the Merger.  Further, the Company Forecast does not take into account the effect of any failure of the Offer and the Merger to be consummated.  There can be no assurance that the actual results would not differ materially from the Company Forecast summarized below.  The Company Forecast should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

The projected financial information set forth in the summary of the Company Forecast below may be considered non-GAAP financial measures.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The summary of the Company Forecast is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer, but is being included because the Company Forecast was made available by the Company to the Special Committee and JMP for use in connection with evaluating, on a prospective basis, the proceeds to be received by holders of the Shares in a possible liquidation of the Company’s assets.

In light of the foregoing factors and the uncertainties inherent in the Company Forecast, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Company Forecast.

The following table summarizes the Company Forecast:

Estimated Book Value as of February 25, 2016 and Estimated Liquidation Value
(dollars in thousands, except per share information)

	Balance Sheet as of February 25, 2016	Estimated Liquidation Value
Agency securities	$478.0	$476.8
Non-agency securities	224.5	222.2
Interest rate swaps	0.2	0.2
Cash (including restricted cash)	39.8	39.8
Receivables and other assets	2.4	2.4
Total assets	$744.9	$741.4

Repurchase agreements	$584.1	$584.6
Derivatives	21.5	22.3
Payables and other liabilities	42.8	42.8
Accrued common stock dividend	-	-
Total liabilities	$648.4	$649.6

Total equity	$96.5	$91.8

Shares outstanding	11.9	11.9

Book value per share	$8.13	$7.74

Estimated liquidation expenses and adjustments:

Total equity before liquidation expenses	$91.8
Termination fee	(10.7)
Other liquidation costs (legal & audit)	(1.0)
Total expenses and adjustments	$(11.7)

Net liquidation value	$80.1

Liquidation value per share	$6.75

Liquidation value/book value	83.0%

”

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(5)(D)	Presentation of JMP Securities LLC dated March 1, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 23, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary